Exhibit 4.2

Contract No.：
Lease

Date: August 1, 2008
Place: Taiyuan

Owner: Chen Quanxiang	(hereinafter referred to as “Party A”)
ID No.: XXX

Tenant: Taiyuan Basic Points Commerce Co., Ltd.    (hereinafter referred to as “Party B”)
Address: Room 405 Unit 2 #69 Dongmishiqu, Yingze District, Taiyuan

Party A and Party B agree as below through friendly negotiations, in accordance with the Contract Law of the People’s Republic of China and other applicable laws and regulations and based on the principle of mutual benefits regarding the lease provided by Party A to Party B.

Article 1 Party A guarantees that the property leased by it is in compliance with the applicable regulations and rules.

Article 2 Location and Area of the Property
1.	Party A leases to Party B the property located at Block B, West Part on the 6th Floor in Building 168 at #186 Ping Yang Rd. Taiyuan, Shanxi.
2.	The construction area of the property is 1971.79 square meters. The area available to use is 1656.21 square meters.

Article 3 Party A must provide the property ownership certificate (or the valid certificate of right of lease), identity certificate and other relevant certificates. Party B must provide the business license. The parties may photocopy such certificates after verification for filing. All the photocopies are to be used only for the lease hereunder.

Article 4 Term and Usage of Lease
1.	The term of lease of the property hereunder is 10 years from August 1, 2008 to August 1, 2018.
2.	Party B undertakes with Party A to use the property only as the office.
3.
Party A has the right to take back the property upon the expiration of the term of lease and Party B must return the property in due time. Where Party B requires for renewal, Party B must notify Party A in writing three months before the expiration of the term of lease. The parties must conclude another lease contract upon the consent from Party A.

Article 5 Rent and Payment
1.	The monthly rent of the property is RMB 56,000 (Party A renders preferential treatment).
2.	Where the rent is to be increased or decreased by 15% based on the local market price during the term of lease, the parties must re-stipulate the rent upon negotiations.

Article 6 Relevant Fees and Tax during the Term of Lease
1.
Party A must pay the property tax for the property and the land as required by the laws during the term of lease. Where the competent governmental authority charges the fees not listed in the contract but related to the property, Party A must pay the same.

2.	Party B must undertake all the other fees caused by the daily use of the property.

Article 7 Repair and Use of Property
1.	Party A is responsible to repair the property during the term of lease and Party B must render the necessary assistance.
2.
Party B must properly use the property. Where the property is damaged due to any improper use, Party B must promptly repair the same or render the economic indemnification. Where Party B changes the internal structure of the property, decorate the property or add equipment into, carry out design, techniques and materials in the property in such a way as may affect the structure of the property, Party B must obtain the written consent from Party A first. Unless otherwise agreed by the parties, Party A has the right to own the decorations attached to the property upon the expiration of the term of lease or the lease is terminated by the reasons attributable to Party B.

Article 8 Transfer and Sub-Lease of Property
1.	Party A has the right to transfer the property as required by the laws during the term of lease. The contract has the binding force upon the transferee and Party B.
2.	Party B must not sub-lease or lend the property to others without the consent from Party A.
3.	Party A must notify Party B in writing three months in advance if Party A desires to sell the property. Party B has the right of first refusal under the same conditions.

Article 9 Amendment, Rescission and Termination
1.	The parties may amend or terminate the contract in writing through negotiations.
2.
Where Party B requires to renew the lease, it must notify Party A in writing three months before the expiration of the term of lease. Where Party A desires to lease the property upon the expiration of the term of lease, Party B has the right of first refusal under the same conditions.

3.	The contract is automatically terminated upon the expiration of the term of lease.
4.	The contract is automatically terminated if the contract may not be performed due to force majeure.

Article 10 Delivery and Return of Property
1.	Party A must keep the property under the normal and usable conditions.
2.	Party B must return the property to Party A upon the expiration of the term of lease.
3.
Party B must keep the property under good conditions, not leave any article and not affect the normal use of the property when returning the property. Party A has the right to dispose the articles left in the property without consent.

Article 11 Liabilities for Breaching the Contract
Where either party violates the contract, the party must indemnify the other party for its loss or damage so caused.

Article 12 Exemptions
1.	Neither party is liable for the failure to perform the contract or the loss or damage caused by force majeure.
2.	Neither party is liable for the loss/damages caused by the expropriation or restructuring carried out due to the governmental policies.
3.	Where the contract is terminated for the said reasons, the rent is calculated as per the actual days. Where the period is shorter than one month, the period must be deemed as one month.
4.	The events of force majeure mean the objective conditions which may not be predicted, avoided or overcome.

Article 13 Matters not mentioned herein must be settled by the parties through negotiations. The parties may conclude the supplementary contract. The supplementary contract constitutes an integral part of the contract and has the same legal force and effect as the contract.

Article 14 Disputes Settlement
Disputes under the contract must be settled by the parties through friendly negotiations or mediation. Where no agreement may be reached through such negotiations or mediation, either party may apply for litigation with the local court in the place where the property is located.

Article 15 The contract takes effect after signed and stamped by the parties.

Article 16 The contract and its attachments are made in two counterparts. Each party must hold one counterpart. Both counterparts have the same legal force and effect.

Party A (signature): Chen Quanxiang

Party B (Stamp) Taiyuan Basic Points Commerce Co., Ltd. Legal representative or authorized representative (signature)